Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in thousands, except ratio)	Nine months ended September 30, 2012	Year ended December 31, 2011	For the period from inception to December 31, 2010
Earnings:
Net income (loss)	$92,110	$53,232	$(52,040)
Add:
Provision (benefit) for income taxes	50,577	29,609	(8,875)
Fixed charges	117,201	68,797	53,673
Less:
Capitalized interest	(13,698)	(10,390)	(1,769)
Earnings as adjusted (A)	$246,190	$141,248	$(9,011)
Fixed charges
Interest expense	$102,861	$57,692	$51,743
Capitalized interest	13,698	10,390	1,769
Interest factors of rents(1)	642	715	161
Fixed charges as adjusted (B)	$117,201	$68,797	$53,673
Ratio of earnings (loss) to fixed charges ((A) divided by (B))(2)	2.10	2.05	—

(1)                   Estimated to be 1/3 of rent expense.

(2)                   For the period from inception to December 31, 2010, earnings were insufficient to cover fixed charges by $62.7 million.